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                           February 8, 2022

       Jack Phillips
       President and Chief Executive Officer
       Accelerate Diagnostics, Inc.
       3950 South Country Club Road, Suite 470
       Tucson, AZ 85714

                                                        Re: Accelerate
Diagnostics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed February 3,
2022
                                                            File No. 333-262494

       Dear Mr. Phillips:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Dillon
Hagius at 202-551-7967 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Joshua A. Schneiderman